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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)1

                                Memry Corporation
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   586263 20 4
                                  ------------
                                  CUSIP Number

                              Sarah A. O'Dowd, Esq.
                         Heller Ehrman White & McAuliffe
                              525 University Avenue
                           Palo Alto, California 94301
                                 (650) 324-7000
                       -----------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                  June 28, 1996
                          -----------------------------
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

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1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  (1)     Names of Reporting Persons: RAYCHEM CORPORATION
          S.S. or I.R.S. Identification No. of above person

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  (2)     Check the Appropriate Box if a Member of a Group*
         (a)   [   ]    _______________________________________________________
         (b)   [   ]    _______________________________________________________

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  (3)     SEC Use Only  _______________________________________________________

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  (4)     Source of Funds:*  00

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  (5)     [ ]   Check if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization: DELAWARE

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                       (7)     Sole Voting Power
  Number of                    2,377,214
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,377,214
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,377,214
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 (12)     [ ]   Check Box if Aggregate Amount in Row (11) Excludes Certain
                Shares*

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 (13)     Percent of Class Represented by Amount in Row (11)
          13.0%
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 (14)     Type of Reporting Person*
          CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.   Security and Issuer.

          The material in Item 1 is hereby deleted and replaced with the following:

          This Statement on Schedule 13D (this "Statement") relates to warrants (the "Warrants") to purchase shares of Common Stock (the "Common Stock"), $.01 par value per share of Memry Corporation, a Delaware corporation (the "Issuer") and shares of Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 57 Commerce Drive, Brookfield, Connecticut 06804.

Item 3.   Source and Amount of Funds or Other Consideration.

          The material in Item 3 is hereby deleted and replaced with the following:

          The Warrants were acquired by Raychem as part of the purchase price for Raychem's shape memory metals components business, which was sold to the Issuer pursuant to that certain Amended and Restated Asset Purchase Agreement dated as of May 10, 1996 by and between Raychem and the Issuer, as amended by that certain Amendment No. 1 to the Amended and Restated Asset Purchase Agreement between Raychem and the Issuer dated as of June 28, 1996 and that certain Amendment No. 2 to the Amended and Restated Asset Purchase Agreement between Raychem and the Issuer dated as of August 11, 1996 and that certain Amendment No. 3 to Amended and Restated Asset Purchase Agreement and Amendment No. 1 to Transitional Services Agreement between Raychem and the Issuer dated as of February 9, 1997 and effective as of December 20, 1996 (as so amended, the "Agreement").

          A Warrant to purchase 1,130,000 shares of Common Stock at an exercise price of $0.01 per share was exercised on a "net exercise" basis by notice dated November 14, 1997. As a result of this exercise, Raychem became the beneficial owner of 1,127,214 shares of Common Stock. Raychem also continues to be the beneficial owner of a Warrant to purchase an additional 1,250,000 shares of Common Stock. If Raychem chooses not to exercise the remaining Warrant through a "net exercise", the exercise price for the remaining Warrant, if exercised, would be paid by Raychem from its working capital.

Item 5.   Interest in Securities of the Issuer.

          The material in Item 5 is hereby deleted and replaced with the following:

          (a) As of June 28, 1996, Raychem was the beneficial owner of Warrants exercisable for an aggregate of 2,380,000 shares of Common Stock of the Issuer, representing approximately 15.50% of the shares of such class of stock deemed outstanding on such date. All of such shares were issuable to Raychem upon the exercise


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of the Warrants. By notice dated November 14, 1997, Raychem exercised a
Warrant to purchase 1,130,000 shares of Common Stock at a purchase price of $0.01 per share on a "net exercise" basis. As a result of such exercise and as of the date of this amendment, Raychem is the beneficial owner of (i) 1,127,214 shares of Common Stock (the "Shares"), and (ii) a Warrant exercisable for an aggregate of 1,250,000 shares of Common Stock, representing in the aggregate approximately 13.02% of the shares of such class of stock deemed outstanding as of the date of this amendment.

          (b) Raychem holds sole voting and sole dispositive power over the Shares and all of the Common Stock issuable upon exercise of the remaining Warrant.

          (c) As described in Item 5(a) above, by notice dated November 14, 1997, Raychem exercised on a "net exercise" basis a Warrant to purchase 1,130,000 shares of Common Stock, at a purchase price of $0.01 per share. As a result of such exercise, Raychem became the beneficial owner of 1,127,214 shares of Common Stock. No other transactions in the Warrants or Common Stock have been effected during the past 60 days by Raychem.


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 21, 1998

                               RAYCHEM CORPORATION

                               By: /s/ Stephen E. Creager
                                   --------------------------
                                   Authorized Officer



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